UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15048265

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 23 2015
Washington DC
404

SEC FILE NUMBER
8- 69082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MORGAN PARTNERS, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 GROVE STREET, SUITE 200
(No. and Street)

NEWTON (City) MA (State) 02466 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARC MASELLI (617) 410-5200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17 (Address) LONDONDERRY (City) NH (State) 03053 (Zip Code)

RECEIVED
2015 FEB 23 PM 12: 19
SEC / MR

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARC MASELLI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MORGAN PARTNERS, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARK P. WEISBERG
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
June 6, 2019

Signature

MANAGING MEMBER

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORGAN PARTNERS LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2014

BRACE & ASSOCIATES, PLLC
LONDONDERRY, NH

CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	2
Statement of Financial Condition	3
Notes to Financial Statements	4-5

BRACE & ASSOCIATES, PLLC
Certified Public Accountant
PMB 335, 123 NASHUA ROAD, UNIT 17
LONDONDERRY, NH 03053
TEL. (603) 889-4243
FAX (603) 882-7371

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Morgan Partners LLC

We have audited the accompanying statement of financial condition of Morgan Partners LLC (a Massachusetts limited liability company) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Morgan Partners LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Morgan Partners LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

February 11, 2015

Morgan Partners LLC
Statement of Financial Condition
December 31, 2014

Assets

Cash	$ 45,947
Accounts Receivable	42,393
Prepaid expenses	15,799
Other assets	4,832
	108,971
Property and equipment:	
Equipment	4,600
Accumulated depreciation	(1,464)
Total Property and equipment - net	3,137
Total Assets	112,108

Liabilities and Members' Equity

Accounts payable and accrued expenses	12,108
Payroll liabilites	-
Amount due to member	-
Total liabilities	12,108
Members' equity	100,000
Total Liabilities and Members' Equity	$ 112,108

See accompanying notes to the financial statements

NOTE 1 – DESCRIPTION OF THE COMPANY

Morgan Partners LLC (the "Company") formed on July 22, 2005 is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority (FINRA). The Company engages in the private placement of securities, mergers & acquisitions advisory services, corporate finance & development services, and investment banking advisory services. The Company received its FINRA approval for membership on October 23, 2012. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:
The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets.

Revenue and Expense Recognition:
Revenues are recognized as earned and realization is reasonably assured. Expenses are recognized as incurred.

Income Taxes:
No provision for federal or state income taxes is required since, as a partnership, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their tax returns. In accordance with U.S. generally accepted accounting principles regarding accounting for uncertainties in income taxes, management has analyzed the Company's tax positions taken on federal and state income tax returns for all open tax years (the current and prior three years) and has concluded that no provision for income taxes is warranted.

Estimates:
The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 4 – FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank accounts, the balances of which, at times, may exceed Federal insured limits. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions. The carrying amounts of financial instruments including cash, accounts payable and accrued expenses approximate fair value as of December 31, 2014, because of the relatively short maturity of these instruments.

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and, accordingly, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum net capital of 6-2/3% of aggregate indebtedness, as defined or $5,000, whichever is greater. At December 31, 2014, the Company had net capital of $33,839 which was $28,839 in excess of its required net capital of $5,000.

Morgan Partners LLC
Notes To Financial Statements
December 31, 2014

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The company is committed to an operating lease for office space. Approximate future minimum lease payments of all noncancelable operating leases through December 2015 are as follows:

2015	$ 29,316

NOTE 6 – CONCENTRATIONS IN SALES TO FEW CUSTOMERS

In 2014, four clients accounted for 75% of total revenues.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 11, 2014, the date the financial statements were issued. Based on this evaluation, no disclosures or adjustments were required to the financial statements as of December 31, 2014.

Morgan Partners LLC
Supplemental Schedule I
Computation Of Net Capital Pursuant To
Uniform Capital Rule 15c3-1
December 31, 2014

Members equity	$	100,000
Non-allowable assets:		
Accounts Receivable		42,393
Prepaid expenses		15,799
Other assets		4,832
Property and equipment-net		3,137
Net capital before haircuts		33,839
Haircuts on securities		-
Net capital		33,839
Minimum capital requirements the greater of 6-2/3% aggregate indebtedness of $12,108 or $5,000		5,000
Excess net capital	$	28,839
Ratio of aggregate indebtedness to net capital		.36 to 1
Aggregate Indebtedness		
Accounts payable and accrued expenses		12,108
Payroll liabilites		-
Amount due to member		-
Total aggregate indebtedness	$	12,108

Reconcilialion of net capital:		
Net capital as reported in Company's unaudited part IIA of the Focus Report	$	33,839
Rounding		-
Net capital per report pursuant to Rule 17a-5 (d)	$	33,839